LUNCHWALE, LLC

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



Independent Accountant's Review Report

To Management
Lunchwale, LLC
Irving, Texas

We have reviewed the accompanying balance sheet of Lunchwale, LLC as of December 31, 2019 and 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 6, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

LUNCHWALE, LLC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

	2019		**2018**
ASSETS			
CURRENT ASSETS			
Cash	$ 2,479	$	6,488
TOTAL CURRENT ASSETS	2,479		6,488
TOTAL ASSETS	2,479		6,488
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES			
Unearned Revenues	1,432		712
TOTAL CURRENT LIABILITIES	1,432		712
TOTAL LIABILITIES	1,432		712
MEMBERS' EQUITY			
Contributed Capital	4,661		4,661
Members' Draws	(14,844)		-
Retained Earnings (Deficit)	11,230		1,115
TOTAL MEMBERS' EQUITY	1,047		5,776
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,479	$	6,488

LUNCHWALE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales, Net	$ 70,887	$ 32,988
Cost of Goods Sold	(43,242)	(25,047)
Gross Profit	27,645	7,941
Operating Expense		
General & Administrative	13,069	5,911
Professional Fees	2,249	-
Selling & Marketing	620	479
	15,938	6,390
Net Income from Operations	11,707	1,551
Other Income (Expense)		
Tax Expense	(1,592)	(436)
Net Income	$ 10,115	$ 1,115

LUNCHWALE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 10,115	$ 1,115
Unearned Revenue	720	712
Net Cash Flows From Operating Activities	10,835	1,827
Cash Flows From Financing Activities		
Contributed Capital	-	4,661
Member's Draws	(14,844)	-
Net Cash Flows From Financing Activities	(14,844)	4,661
Cash at Beginning of Period	6,488	-
Net Increase (Decrease) In Cash	(4,009)	6,488
Cash at End of Period	$ 2,479	$ 6,488

LUNCHWALE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

_____

	Contributed Capital	Members' Draws	Retained Earnings	Total Members' Equity
Balance at December 31, 2017	$ -	$ -	$ -	$ -
Contributed Capital	4,661	-		4,661
Net Income			1,115	1,115
Balance at December 31, 2018	$ 4,661	$ -	$ 1,115	$ 5,776
Members' Draws		(14,844)		(14,844)
Net Income			10,115	10,115
Balance at December 31, 2019	$ 4,661	$ (14,844)	$ 11,230	$ 1,047

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Lunchwale, LLC ("the Company") is a limited-liability company organized under the laws of the State of Texas. The Company is a food reseller delivery service.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company's line of business is sales from daily meal orders.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a sole proprietorship in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's owner on their individual tax return.

The Company is subject to franchise tax filing requirements in the State of Texas.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 6, 2020 the date that the financial statements were available to be issued.

Subsequent to the period, the Company reorganized as a corporation.